[LETTERHEAD OF UMED HOLDINGS, INC.]


October 4, 2013

Securities and Exchange Commision
Washington, D.C.   20549

     Re: UMED Holdings, Inc.
         Form 10
         Filed August 29, 2013
         File No. 0-5530

We received your comment letter dated September 25, 2013.

We are in the process of answering your comments and making amendments to our Form 10 in regards to your comments.

We are submitting this letter to request an additional 10 business days to file our amended Form 10 on or before October 22, 2013.


/s/ Randy Moseley
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Randy Moseley, CFO